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Exhibit 99 (c)(6)

    Confidential

Presentation to:

THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF WESTFIELD AMERICA, INC.

    Regarding:

    PROJECT RACECAR

    May 30, 2001

LEHMAN BROTHERS

Table of Contents

I.	Executive Summary	1
II.	Financial Analysis	3

Executive Summary

  •
  On February 15, 2001, Westfield America, Inc. ("WEA" or the "Company") and Westfield America Trust ("WAT") announced a definitive agreement (the "Agreement"), whereby WAT would tender (the "Offer") for all of the outstanding WEA shares other than shares owned by WAT, Westfield Holdings Limited, Westfield American Investments Pty. Limited, Westfield America Management Limited and Westfield Corporation, Inc. (the "Other Affiliates") for $16.25 per share.

  —
  In connection with this announcement, Lehman Brothers issued the Initial Opinion to the Special Committee of the Board of Directors of the Company on February 14, 2001 that the Offer was fair, from a financial point of view, to the common shareholders of the Company.

  •
  On April 6, 2001, WAT completed the Offer. A total of 13.6 million shares (approx. 82.6% of the outstanding publicly held common) were tendered in the Offer. After giving effect to the purchase of the shares tendered, WAT and its affiliates own approximately 96.1% of the outstanding shares of WEA.

  •
  WAT intends to complete a second-step merger (the "Merger") to acquire the additional common shares that were not tendered. Although the Merger is subject to the approval of 66.7% of the shareholders of WEA, WAT and its affiliates own approximately 89% of the shares entitled to vote at the shareholder meeting, and therefore, approval is assured. As consideration in the Merger, WAT will pay the remaining WEA shareholders $16.25 per share in cash.

  •
  WAT and WEA expect to close the Merger by the end of the third quarter of 2001.

  •
  Following the completion of the Merger, WEA will be delisted from the New York Stock Exchange.

  •
  Following announcement of the proposed transaction, complaints were filed in California and Missouri contesting the adequacy of the consideration to be offered in the Offer and the Merger. The complaints also alleged that the Schedule TO did not contain enough disclosure.

  •
  The plaintiffs proposed a settlement whereby Lehman Brothers has been asked by the Special Committee to agree to the following:

  —
  Bring Down the Initial Opinion (the "Bring-Down Opinion") in connection with the proposed Merger;

  —
  Provide additional disclosure in connection with the Bring-Down Opinion and our analysis underlying it which will be included in WEA's proxy statement; and

  •
  In order to be able to render such a Bring-Down Opinion, Lehman Brothers has completed significant due diligence which included the following:

  —
  Meeting with the Company's management in which we discussed the Company's portfolio, strategy, growth plans, financial condition, capital plan and Company developments since the issue of the Initial Opinion;

  —
  Analysis of the Company's historical financial results and future projections;

  —
  Review of the Company's liabilities;

  —
  Comparison of the Company with other comparable companies in the regional mall industry; and

  —
  The projected performance of each of the Company's assets, including projects under development.

Summary of Offer Analysis

  •
  The Offer represents a 14.7% premium to WEA's closing price on February 13, 2001 of $14.17 per share.

  •
  As shown on the chart above, the Offer falls within the range of Lehman Brothers' Dividend Discount Model and Net Asset Value Analysis as well as the target prices published by third party research analysts that follow the Company.

  •
  The transaction consideration of $16.25 per share equates to $268 million of total consideration and implies a total enterprise value of approximately $4.8 billion.

Company Capitalization Table(1)

($ millions)			Conversion Price
Secured Debt	$1,711.9
Other Debt	807.1
JV Debt	524.5
Cash	(30.4)

Net Debt	$3,013.1
Series C Preferred (Liquidation Value)	$125.0		$18.00
Series D Preferred (Liquidation Value)	150.0		$18.00
Series E Preferred (Liquidation Value)	86.0		$18.00
Series F Preferred (Liquidation Value)	52.5		$19.42

Total Preferred (Liquidation value)	$413.5
Tender Price	$16.25
Shares, Units or Equivalents	87	(2)

Total Equity	$1,410.6
Total Enterprise Value	$4,837.2

(1)
Represents the capitalization of the Operating Partnership of which WEA is the GP.

(2)
Includes the assumed conversion of the Series A and B preferred stock which are convertible at $16.01 and $15.00 per share, respectively.

Financial Analysis

  •
  Lehman Brothers utilized the following valuation methodologies in evaluating the Merger:

  —
  Stock Trading Analysis;

  —
  Comparable Company Analysis;

  —
  Comparable Transaction Analysis;

  —
  Net Asset Value Analysis;

  —
  Dividend Discount Model; and

  —
  Analysis of third-party research reports.

  •
  Lehman Brothers also considered various qualitative factors in applying these methodologies:

  —
  Projected growth of WEA's future FFO;

  —
  WEA's corporate structure, specifically regarding its third party management, development, and advisory fee contracts;

  —
  The current retail environment and potential impact of recent retail bankruptcies (as outlined below); and

  —
  Current control of WAT due to its majority ownership of WEA.

  •
  Lehman Brothers also performed an analysis of transactions which might be considered comparable to the proposed transaction since the acquiror owned more than 50% of the outstanding equity prior to the announcement of the transaction:

  —
  The closest comparable REIT transaction was the June 1999 acquisition of the Irvine Apartment Communities, Inc. by the Irvine Company which exhibited a 24.2% premium to its closing price one day prior to the announcement compared to 14.7% offered in the Company's proposed transaction; and

  —
  Lehman believes it is inappropriate to rely solely on the results of this analysis because of differences in market conditions, rationale, and circumstances of the transactions and inherent differences between the businesses, operations, corporate structure and prospects of the Company and Irvine Apartment Communities.
  •
  Additional factors which were considered by Lehman Brothers include the following recent developments.

  —
  The Company's First Quarter 2001 results including a 4.8% increase in FFO per share which was largely driven by a 4.0% increase in mall shop sales per square foot and an increased occupancy of 93%;

First Quarter Results for Comparable Companies

	Q1-2001 FFO Over Consensus Estimates	Q1-2000 to Q1-2001 FFO Increase	Change in Occupancy Q1-2000 to Q1-2001 (bps)
CBL & Associates	$0.00	8.0%	(60)
General Growth Properties	$0.01	6.2%	0
JP Realty Inc.	$0.02	5.2%	170
The Macerich Company	$0.02	3.2%	20
The Rouse Company(1)	$0.09	13.4%	(130)
Simon Property Group	$(0.01)	4.2%	70
Taubman Centers(2)	$0.02	6.1%	(10)

Average	$0.02	6.6%	9
Westfield America Inc.	$(0.01)	4.8%	100

(1)
Change in occupancy refers to retail only.

(2)
Change in occupancy excludes Dolphin Mall, which opened in March 2001.

  —
  The Joint Venture of the Montgomery Mall:

  •
  The Company has agreed to sell a 50% JV interest in the Montgomery Mall to JP Morgan; and

  •
  The subscription amount will be $281 million equating to an NOI yield of 8.3%.

    —
    The Company's proposed 99 year lease of the retail component of the World Trade Center ("WTC"):

    •
    Based on an initial investment of $133.7 million, the current capital plan for the WTC results in an initial NOI yield of 10.2%; and

    •
    The Company also plans on creating value through the redevelopment of the WTC mall shops by incorporating approximately 170,000 square feet of new and reconfigured retail, and through lease-up of the existing space which is currently 79% leased.

    —
    Recent retail bankruptcies:

    •
    Montgomery Wards has declared bankruptcy and was projected to pay approximately $1.5 million of rent to the Company in 2001;

    •
    The Company recently completed the purchase of two of the former Montgomery Wards at Plaza Bonita and Topanga; and Target is acquiring another three locations and Sears will occupy two others;

    •
    Two theatres (Wehrenberg and Loews) for 151,093 square feet and ten small shops (including stores such as Lids, Colorado Pen, Store of Knowledge) for 165,507 square feet filed for bankruptcy in the first quarter of 2001; and

    •
    Additionally, Bradlees has declared bankruptcy and JC Penney announced that they will be closing 44 department stores in 2001, both of these announcements contribute to increased overall risk in the regional mall sector.

  •
  The tender offer price of $16.25 is within the range of values for WEA computed utilizing the valuation methodologies outlined below.

Valuation Methodology	Range of Values
Stock Trading Analysis (5/16/97-2/13/01)	$12.31 — $18.56
Net Asset Value Analysis	$15.24 — $18.55
Dividend Discount Model Analysis	$13.86 — $19.33
Third Party 12-month Price Target	$13.82 — $17.00

WEA Pre-Announcement (2/13/01)	$14.17

Proposed Consideration	$16.25

  •
  The analyses outlined above are summarized in the following pages.

Financial Analysis—Stock Trading Analysis

  •
  WEA went public at $15.00 per share on May 16, 1997 in a $270 million IPO.

  •
  WEA's closing price on February 13, 2001 of $14.17 per share is 5.5% below its IPO price.

  •
  Since its IPO, WEA has delivered a total return of 38.0% (9.0% compounded annually).

  •
  The chart below summarizes WEA most recent average prices and price appreciation.

Premium to Transaction Price

Range	WEA		Transaction Premium	Comparable(1) Composite
Share Price as of (2/13/01)	$14.17		14.7%	N/A
10 - Days Average Ending 2/13/01	14.57		11.5%	N/A
1 - Month Average Price	14.43		12.6%	N/A
1 - Quarter Average Price	13.82		17.6%	N/A
1 - Year Average Price	14.05		15.7%	N/A
Average 5/16/1997 to 2/13/01	15.72		3.4%	N/A
1 - Month Price Appreciation	(1.9%	)	N/A	(1.2%)
1 - Quarter Price Appreciation	9.5%		N/A	11.1%
1 - Year Price Appreciation	3.1%		N/A	10.7%

(1)
Regional Mall Composite includes CBL & Associates, General Growth Properties, JP Realty Inc., The Macerich Company, The Rouse Company, Simon Property Group Inc., and Taubman Centers Inc.

Financial Analysis—Comparable Company Analysis

  •
  The chart below outlines the comparison of WEA with its comparable companies:

Regional Mall REITs Comparable Analysis

				Market Capitalization				Public Valuation Measures
($ in millions, except per share data)
		Price 05/15/01	Dividend Yield	Net Debt(1)	Preferred Stock	Equity Value	Firm Value(2)	Net Debt/ Firm Value	EBITDA/ Firm Value	2001 (E) FFO Multiple(3)		2002 (E) FFO Multiple(3)
CBL(4)	CBL & Associates	$27.25	7.8%	$1,474	$72	$1,010	$2,556	57.7%	9.8%	6.9	x	6.3	x
GGP	General Growth Properties	$36.75	5.6%	4,560	513	2,645	7,718	59.1%	10.1%	7.5	x	6.8	x
JPR	JP Realty Inc.	$21.26	9.3%	466	116	422	1,004	46.4%	11.4%	7.5	x	7.1	x
MAC	The Macerich Company	$22.90	9.3%	2,240	247	1,032	3,519	63.7%	9.8%	7.7	x	7.2	x
RSE	The Rouse Company	$26.90	5.3%	4,206	339	1,850	6,395	65.8%	8.3%	7.5	x	6.9	x
SPG	Simon Property Group Inc.	$26.11	7.7%	10,734	1,059	6,201	17,994	59.7%	8.6%	7.3	x	6.8	x
TCO	Taubman Centers Inc.	$13.00	7.7%	1,635	300	1,093	3,028	54.0%	8.2%	9.0	x	8.0	x
	Average		7.5%					58.0%	9.5%	7.6	x	7.0	x
WEA(5)	Westfield America Inc.	$14.17	10.5%	3,013	413	1,230	4,657	64.7%	9.6%	7.4	x	7.0	x
	Variance		39.8%					11.5%	1.9%	-3.4%		-0.2%
WEA(6)	Westfield America Inc.	$16.25	9.2%	3,013	413	1,411	4,837	62.3%	9.2%	8.5	x	8.0	x
	Variance		21.9%					7.3%	-2.9%	10.7%		14.4%

Source: SNL REIT Database. 2000 10-K unless otherwise noted.

(1)
Net Debt = Consolidated debt (including JV Debt) - cash.

(2)
Firm Value = Equity Value + Preferred Stock + Net Debt.

(3)
FFO estimates are based on First Call Consensus Estimates.

(4)
Does not include Merger with Jacobs.

(5)
Pre-Announcement Price as of 2/13/2001.

(6)
Merger Consideration of $16.25.

  •
  At its closing price on February 13, 2001 of $14.17 per share, WEA's valuation measures put the Company within the range of its comparable universe.

  •
  At the tender price of $16.25 per share, WEA's valuation measures would put the Company in the top-tier of its comparable universe.

  •
  The chart below summarizes these valuation measures for WEA and its comparables.

  Summary of Comps

Comps	EBITDA Yield	2001 FFO	2002 FFO	Dividend Yield
WEA at $14.17	9.6%	7.4x	7.0x	10.5%
WEA at $16.25	9.2%	8.5x	8.0x	9.2%
High of Comps	11.4%	9.0x	8.0x	9.3%
Low of Comps	8.2%	6.9x	6.3x	5.3%
Average of Comps	9.5%	7.6x	7.0x	7.5%
Median of Comps	9.8%	7.5x	6.9x	7.7%

Financial Analysis—Comparable Transaction Analysis

  •
  Lehman Brothers compared the principal terms of the Transaction with those of two other recent regional mall portfolio transactions that we deemed to be comparable. We limited our analysis to portfolios with a value of greater than $1 billion.

  —
  In September 2000, Rodamco purchased Urban Shopping Centers (NYSE:URB) for a total consideration of $3.4 billion. Urban owned 22 regional malls.

  —
  In September 2000, CBL & Associates announced the $1.225 billion acquisition of 21 regional malls and 2 associated centers owned by the Richard E. Jacobs Group, a private owner and operator of regional malls.

  •
  The chart below summarizes the relevant valuation metrics for the Transaction and the comparable transactions. (Some of the statistics shown are estimates based on third party research.)

  Comparable Transaction Analysis

Acquiror	Target	Premium to Closing Price	Cap Rate	Sales per Square Foot	Occupancy
Rodamco	Urban Shopping Centers	39.0%	7.6%	$429	93.1%
CBL & Associates	Richard Jacobs Group	N/A	10.7%	$303	87.0%
WAT	WEA	12.5%	8.8%	$374	93.0%
  •
  The premium and the cap rate on the Transaction are consistent with those of the comparable transactions when considered in the context of the different quality of each of the portfolios. Urban's portfolio was among the best in the industry with few, if any, weak assets. On the other hand, the Jacobs portfolio was lower in overall quality than WEA's portfolio. Accordingly, the CBL cap rate was reported to be in excess of 10.7%.

Financial Analysis—Net Asset Value Analysis

  •
  We analyzed a scenario in which WEA would sell each of its properties individually and then settle its liabilities including the repayment of certain of its preferred stock at liquidation value.

  •
  For stabilized properties, the standard method of determining market value is to apply a capitalization rate to each asset's forward twelve months projected NOI. The cap rate for each asset, which is also a proxy for a buyer's investment yield, is based on several factors including:

  —
  Age of asset and physical condition;

  —
  Tenant quality;

  —
  Demographic statistics of the center's trade area;

  —
  Mix and quality of anchor/department stores;

  —
  Productivity of mall stores (sales PSF); and

  —
  Future growth/expansion potential of the center.

  •
  For each asset we applied a market cap rate to determine the base case value and then increased and decreased the cap rate by 25 basis points to come up with downside and upside valuations.

  —
  For those properties under development, we used a range of values which represented the land or "as is" appraised values of the properties, and varied that value by plus or minus ten percent for the downside and upside cases.

Net Asset Value

($ millions)	Downside Valuation	Base Valuation	Upside Valuation
2001 Portfolio NOI(1)	$425.1	$425.1	$425.1
Cap Rates (weighted average)	9.1%	8.8%	8.6%

Operating Real Estate Assets	$4,686	$4,820	$4,961
Construction in Progress	170	170	170
Non-Operating Assets(2)	108	114	120

Real Estate Assets	$4,964	$5,104	$5,251
Net Current Assets	(39)	(39)	(39)
Cash	49	49	49

Total Assets	$4,975	$5,114	$5,261
Unsecured Debt	$(807)	$(807)	$(807)
Secured Debt	(1,712)	(1,712)	(1,712)
Joint Venture Debt	(525)	(525)	(525)
Preferred Stock (Liquidation Value)	(413)	(413)	(413)
Other Liabilities(3)	(94)	(94)	(94)

Net Asset Value Before Liquidation Costs	$1,423	$1,563	$1,710
Costs of Liquidation(4)	(100)	(100)	(100)

Net Asset Value	$1,323	$1,463	$1,610
Common Shares Outstanding	87	87	87

NAV Per Share	$15.24	$16.85	$18.55

(1)
Based on Company 2001 projections reduced by an estimate of normalized, recurring capex.

(2)
For certain assets that are scheduled for redevelopment, appraised value is a more appropriate measure of value.

(3)
WAT Subscription Agreement liability and unrealized loss on hedge instruments as of March 31, 2001.

(4)
Estimated costs of liquidation based on the transaction costs associated with the closing of 39 separate real estate transactions, including transafer taxes, brokerage costs, sales agent commissions and advisory fees and expenses.

  •
  The analysis produced a midpoint for the net asset value range of $16.85 per share. This represents a blended cap rate of 8.8% based on the Company's projected 2001 NOI of $425 million (assuming no Joint Ventures).

  •
  The individual cap rates on the base case range from a low of 7.50% (Garden State Plaza and Valley Fair) to a high of 12.50% (West Valley).

  •
  The cash tender offer of $16.25 per share is 3.6% lower than the base case NAV of $16.85 per share.

  •
  There are several reasons why we think a discount to the midpoint NAV is reasonable.

  —
  The cash offer is immediate and therefore requires no valuation discount or time value discount whereas an orderly liquidation of the Company could take anywhere from six months to two years.

  —
  The public shareholders of WEA own a minority position in the Company and do not have any control over exit strategy as long as WAT maintains a controlling position in the Company. Therefore, the public shareholders are in a relatively illiquid position with only one natural buyer.

  —
  The Company's external advisory structure means that WEA shareholders do not get all of the benefits of increased property performance and improvements in operating margins or economies of scale.

  —
  WAT has made it clear that they would not consider selling the assets of the Company at this time.

Financial Analysis—Dividend Discount Model

  •
  The Dividend Discount Model (DDM) discounts the projected dividends that an investor would receive through ownership of WEA for the next three years (2001-2003) and then assumes a terminal value for the stock at the end of that period by applying a terminal FFO multiple to the projected 2004 FFO.

  •
  The assumed terminal multiple is equal to the Company's pre-announcement 2001 FFO multiple of 7.4x. This multiple is computed based on the Company's estimate of FFO in 2001 of $1.92 per share and the Company's closing price on February 13, 2001 of $14.17 per share.

  •
  The discount rate of 13% is what we estimate is the Company's cost of equity.

  Dividend Discount Model

	2001	2002	2003	2004
FFO per Share	$1.92	$2.00	$2.08	$2.18

DDM Calculation:
Dividends Per Share	$1.49	$1.50	$1.51	$1.52
Future Share Price(1)			$16.13

Dividend and Future Share Price	$1.49	$1.50	$17.64
NPV (at 13% cost of equity)	$16.63

(1)
A 7.4x FFO multiple was applied to the 2004 FFO.

  •
  Lehman Brothers performed a sensitivity analysis on the DDM by varying the Cost of Equity and the Terminal FFO—Multiple.

  •
  The sensitivity provides an NPV per share range of $13.86 (5.9x FFO Multiple; 14.0% Cost of Equity)—$19.33 (8.8x FFO Multiple; 12.0% Cost of Equity). The tender offer price of $16.25 falls within the range of the sensitivity analysis shown below.

  DDM Sensitivity Analysis — Price Per Share

		Cost of Equity
		12.0%	12.5%	13.0%	13.5%	14.0%
	5.9x	$14.29	$14.18	$14.07	$13.97	$13.86
FFO Multiple	7.4x	$16.89	$16.76	$16.63	$16.51	$16.38
	8.8x	$19.33	$19.17	$19.02	$18.88	$18.73

Financial Analysis—Third Party Research

  •
  Lehman Brothers reviewed the target prices and net asset value estimates for the Company as reported by David Shulman at Lehman Brothers, Prudential Securities, Merrill Lynch and Morgan Stanley.

  •
  The Company is not widely followed by analysts because it has a small public float and a small institutional shareholder base.

  •
  The recent research from these analysts is summarized in the chart below:

  Research Reports

	NAV	Date	12-Month Target Price	Date
Lehman Brothers	$17.70	12/27/00	$13.54/$18.17	1/3/01
			(Buy/Sell)
Prudential Securities			$17.00	10/30/00
Merrill Lynch	$17.71	12/15/00	$14.78	12/15/00
Morgan Stanley			$13.82(1)	12/8/00

(1)
Calculated by applying an estimated 2001 FFO Multiple to an estimated 2001 FFO per share.

QuickLinks

Exhibit 99 (c)(6)
Table of Contents
Executive Summary
Summary of Offer Analysis
Company Capitalization Table(1)
Financial Analysis
First Quarter Results for Comparable Companies
Financial Analysis—Stock Trading Analysis
Financial Analysis—Comparable Company Analysis
Financial Analysis—Net Asset Value Analysis
Financial Analysis—Dividend Discount Model
Financial Analysis—Third Party Research